UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NETSUITE INC.

(Name of Subject Company (Issuer))

NAPA ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,473,545,994.00	$953,968.08
*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of NetSuite Inc. (”NetSuite”), at a purchase price of $109.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 81,007,997 shares of common stock of NetSuite that were issued and outstanding as of August 8, 2016; (ii) 1,035,657 shares of common stock of NetSuite potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of August 8, 2016; (iii) 3,480,715 shares of common stock of NetSuite issuable upon the settlement of outstanding restricted stock units as of August 8, 2016; and (iv) 1,388,897 shares of common stock of NetSuite issuable upon the settlement of outstanding performance share units as of August 8, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of August 8, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $953,968.08	Filing Party: Napa Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: August 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going–private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 18, 2016 by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of NetSuite Inc., a Delaware corporation (“NetSuite”), at a purchase price of $109.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed solely to (a) report that the United States Department of Justice and has granted early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Act and (b) include additional disclosure in response to comments received by Oracle from the staff of the Securities and Exchange Commission.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Schedule TO.

The Schedule TO is hereby amended as follows:

Amending and restating the introductory paragraphs on page 2 of the Schedule TO in their entirety as follows:

“This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of NetSuite Inc., a Delaware corporation (“NetSuite”), at a purchase price of $109.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Items 11 and 13 of this Schedule TO.

The Agreement and Plan of Merger, dated as of July 28, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among NetSuite, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of July 28, 2016 (as they may be amended from time to time, the “Tender and Support Agreements”) with Zachary Nelson, Evan Goldberg, James McGeever and Ronald Gill, a copy of the form of which is attached as Exhibit (d)(2) hereto, and NetSuite Restricted Holdings LLC, a limited liability company whose membership interests are beneficially owned by a trust controlled by Lawrence J. Ellison, a copy of which is attached as Exhibit (d)(3) hereto, are incorporated herein by reference with respect to Items 4, 5, 6, 11 and 13 of this Schedule TO.”

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Supplementing page 2 of the Offer to Purchase to add immediately before the section “THE TENDER OFFER” the following:

“SPECIAL FACTORS

1.	Background of the Offer; Past Contacts or Negotiations with NetSuite

The information set forth in The Tender Offer – Section 10 – “Background of the Offer; Past Contacts or Negotiations with NetSuite” is incorporated herein by reference.

2.	Purpose of the Offer; Plans for the NetSuite

The information set forth in The Tender Offer – Section 12 – “Purpose of the Offer; Plans for NetSuite” is incorporated herein by reference.

Oracle is undertaking the Offer and the Merger at this time to capitalize on the rapid growth of cloud-based enterprise resource planning (ERP). The acquisition of NetSuite will assist Oracle in expanding its cloud software as a service offerings with a complementary set of cloud ERP and related cloud software applications for customers.

3.	Position of NetSuite Regarding Fairness of the Offer and the Merger

The full text of the recommendations, and reasons therefor, of the NetSuite Board, and the full text of the written opinion of Qatalyst, which describes the assumptions made and qualifications and limitations on the review undertaken, are included in or as an annex to NetSuite’s Schedule 14D-9. Holders of Shares are urged to read the Schedule 14D-9, including the full text of the recommendation of the NetSuite Board and reasons therefor and the written opinion of Qatalyst carefully.

The NetSuite Board unanimously (upon the unanimous recommendation of the Transactions Committee): (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of NetSuite’s stockholders; (ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of NetSuite accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

4.	Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger

Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger

The rules of the SEC require Oracle, Parent and Purchaser to express their belief as to the fairness of the Offer and the Merger to the unaffiliated stockholders of NetSuite. Oracle, Parent and Purchaser are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Oracle, Parent and Purchaser should not be construed as a recommendation to any NetSuite stockholder regarding whether to tender Shares into the Offer.

Oracle, Parent and Purchaser (through the Special Committee) attempted to negotiate the terms of a transaction that would be most favorable to Oracle, Parent and Purchaser and, accordingly, did not negotiate the

Merger Agreement with the goal of obtaining terms that were fair to the stockholders of NetSuite. None of Oracle, Parent or Purchaser believes that it has or had any fiduciary duty to NetSuite or its stockholders, including with respect to the Offer and the Merger and their terms. None of Oracle, Parent or Purchaser participated in the deliberation process of the Transactions Committee and none of Oracle, Parent or Purchaser participated in the unanimous conclusion of the NetSuite Board (upon the unanimous recommendation of the Transactions Committee) that the Offer and the Merger were fair to and in the best interest of NetSuite’s stockholders. None of Oracle, Parent or Purchaser received advice from the NetSuite Board or its legal or financial advisors as to the substantive or procedural fairness of the Offer or the Merger.

Oracle, Parent and Purchaser believe that the Offer Price to be received by NetSuite’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders. Oracle, Parent and Purchaser base their belief on, among other things, the following material factors, each of which, in their judgment, supports their views:

•	The Offer Price represents a 62% premium to the trading price at which the Shares closed on June 27, 2016, the last trading day before public speculation and market rumors that NetSuite was potentially the subject of an acquisition transaction involving Oracle, and a 38% premium to the price at which the Shares closed on June 15, 2016, 30 trading days before the execution by Oracle and NetSuite of the Merger Agreement.

•	The Offer will provide holders with the option to choose immediate liquidity at a premium, without the brokerage and other costs typically associated with market sales.

•	The Offer Price will be paid in cash, which provides certainty of value and immediate liquidity to NetSuite’s stockholders while avoiding long-term business risk.

•	NetSuite’s stockholders will not be obligated to tender Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger.

•	The Offer and the Merger are not subject to any financing conditions.

•	The other factors considered by, and the findings of, the NetSuite Board with respect to the substantive fairness of the Offer and the Merger to NetSuite’s stockholders (other than the LJE Parties, Oracle or their respective affiliates), as described in the Schedule 14D-9 under the heading “Item 4. The Solicitation Or Recommendation – Background of the Transactions; Reasons for the Recommendation of the NetSuite Board – Reasons for the Recommendation of the NetSuite Board,” which are expressly adopted by Oracle, Parent and Purchaser.

In addition, Oracle, Parent and Purchaser believe that the Offer is procedurally fair to NetSuite’s unaffiliated stockholders, based on the following factors:

•	The Special Committee, comprised of independent and disinterested directors and advised by independent counsel and an independent financial adviser, after having been delegated the full and exclusive power and authority to determine whether or not to enter into a transaction with NetSuite, exercised that power and authority completely independently.

•	The Transactions Committee, comprised of independent and disinterested directors and advised by independent counsel and an independent financial adviser, after having been delegated broad power and authority, advised and directed NetSuite with respect to the exploration, consideration and negotiation of strategic alternative transactions, including the Offer and the Merger.

•

The NetSuite Board unanimously (upon the unanimous recommendation of the Transactions Committee) (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of NetSuite’s stockholders; (ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of NetSuite accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

•	The NetSuite Board and the Transactions Committee received a fairness opinion of Qatalyst that, as of July 27, 2016, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth in its opinion, the $109 per Share in cash to be received by holders of Shares (other than the LJE Parties, Oracle or any of their respective affiliates), pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.

•	The Merger Agreement permits NetSuite under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger.

•	The Merger Agreement permits the NetSuite Board under certain circumstances to (i) withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a Superior Offer, and (ii) terminate the Merger Agreement in order to accept a Superior Offer and enter into a definitive agreement with respect to such Superior Offer.

•	The Offer is conditioned upon there being validly tendered and not withdrawn a number of Shares that satisfies the Unaffiliated Tender Condition.

•	The Offer structure allows NetSuite’s stockholders to decide voluntarily whether to tender Shares in the Offer, and unaffiliated stockholders will have sufficient time to make a decision whether to tender in the Offer.

•	If the Offer is consummated, the Merger will be effected in which all remaining stockholders will receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax.

•	In the Tender and Support Agreement entered into by NRH, NRH has agreed that, if the NetSuite Board (upon the recommendation of the Transactions Committee) terminates the Merger Agreement to accept a Superior Proposal (or, if thereafter (in one or more iterations) the NetSuite Board terminates the Merger Agreement for such Superior Proposal and accepts an alternative Superior Proposal), it will support the then applicable Superior Proposal if it is supported by the holders of a majority of the Shares not beneficially owned by: (i) the executive officers or directors of NetSuite or their affiliates; (ii) the LJE Parties; or (iii) the ultimate parent entity of the purchaser in such Superior Proposal.

•	The other factors considered by, and the findings of, the NetSuite Board with respect to the procedural fairness of the Offer and the Merger to NetSuite’s unaffiliated stockholders, as described in the Schedule 14D-9 under the heading “Item 4. The Solicitation Or Recommendation – Background of the Transactions; Reasons for the Recommendation of the NetSuite Board – Reasons for the Recommendation of the NetSuite Board,” which are expressly adopted by Oracle, Parent and Purchaser.

Oracle, Parent and Purchaser also considered the following factors, each of which it considered negative in their considerations concerning the fairness of the terms of the transactions contemplated by the Merger Agreement:

•	Tendering of Shares in the Offer and the consummation of the Merger would eliminate the opportunity for stockholders to participate in any possible future growth and profits of NetSuite.

•	As to the Offer Price, the financial interests of Oracle, Parent and Purchaser are different than the financial interests of NetSuite’s unaffiliated stockholders.

•	The risks and costs to NetSuite if the Offer does not close, including the potential effect on business and customer relationships.

•	The sale of the Shares in the Offer or the Merger will be taxable for United States federal income tax purposes to tendering stockholders that are U.S. Holders.

•	The other potentially negative factors considered by the NetSuite Board, and findings of the NetSuite Board with respect to potentially negative factors, as described in the Schedule 14D-9 under the heading “Item 4. The Solicitation Or Recommendation – Background of the Transactions; Reasons for the Recommendation of the NetSuite Board – Reasons for the Recommendation of the NetSuite Board.”

Oracle, Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

Oracle, Parent and Purchaser’s consideration of the factors described above reflects their assessment of the fairness of the Offer Price to NetSuite’s unaffiliated stockholders in relation to the going-concern value of NetSuite on a stand-alone basis. In reaching the conclusion as to fairness, Oracle, Parent and Purchaser did not consider the liquidation value or net book value of NetSuite. The liquidation value was not considered because NetSuite is a viable going concern and each of Purchaser and NetSuite has no plans to liquidate NetSuite. Therefore, Oracle, Parent and Purchaser believe that the liquidation value of NetSuite is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated stockholders. Oracle, Parent and Purchaser did not consider net book value, which is an accounting concept, as a factor because NetSuite’s business is not of a nature whose value is traditionally measured as a multiple of book value, as NetSuite’s value is derived from cash flows generated by continuing operations. Oracle, Parent and Purchaser believe that net book value is not a material indicator of the value of NetSuite as a going concern but rather is indicative of historical costs.

Opinion of Moelis & Company LLC

Moelis & Company LLC (“Moelis”) delivered to the Special Committee a written opinion, dated July 28, 2016, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, conditions and limitations set forth in the opinion, the consideration of $109.00 per Share in cash to be paid by Oracle in the Offer and the Merger, was fair from a financial point of view to Oracle.

The full text of Moelis’s written opinion dated July 28, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Exhibit (c)(7) to the Schedule TO and is incorporated herein by reference. Moelis’s opinion was provided for the use and benefit of the Special Committee (in its capacity as such) in its evaluation of the Offer and the Merger. Moelis’s opinion is limited solely to the fairness, from a financial point of view, of the consideration of $109.00 per Share in cash to be paid by Oracle in the Offer and the Merger, and does not address Oracle’s underlying business decision to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available with respect to Oracle. Moelis’s opinion does not constitute a recommendation to any stockholder of NetSuite as to whether such stockholder should tender its Shares in the Offer. Moelis’s opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information related to NetSuite, including publicly available research analysts’ financial forecasts;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of NetSuite furnished to Moelis by NetSuite, including financial forecasts provided to or discussed with Moelis by the management of NetSuite;

•	reviewed certain internal information relating to cost savings and synergies expected to result from the Offer and the Merger (the “Expected Synergies”) and certain other pro forma financial effects of the Offer and the Merger furnished to Moelis by Oracle;

•	conducted discussions with members of the senior managements and representatives of Oracle (other than Mr. Ellison) and NetSuite concerning the information described in the first two bullet points of this section, as well as the business and prospects of NetSuite generally, and conducted discussions with members of the senior management and representatives of Oracle (other than Mr. Ellison) concerning the information described in the third bullet point of this section;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed the Merger Agreement and reviewed the Tender and Support Agreements entered into by Oracle, Purchaser and the Supporting Stockholders;

•	participated in certain discussions and negotiations among representatives of Oracle and NetSuite and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

A summary of the pro forma financial effects that Moelis reviewed is set forth below under “Certain Prospective Financial Information about NetSuite.” A summary of certain other financial forecasts reviewed by Moelis is set forth in NetSuite’s Schedule 14D-9 under “Item 4 – The Solicitation or Recommendation – Certain Prospective Financial Information about NetSuite.”

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Special Committee, relied on such information being complete and accurate in all material respects. In addition, with the consent of the Special Committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of NetSuite, nor was Moelis furnished with any such evaluation or appraisal. Moelis was furnished with a financial analysis of NetSuite provided by Oracle’s management which, at the direction of the Special Committee, Moelis did not rely on in its financial analysis or opinion. With respect to the financial forecasts and other information relating to NetSuite, Expected Synergies and other pro forma financial effects referred to above, Moelis assumed, at the direction of the Special Committee, that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of NetSuite or Oracle, as the case may be, as to the future performance of NetSuite, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. Moelis also assumed, at the direction of the Special Committee, that the future financial results (including Expected Synergies) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. In addition, at the direction of the Special Committee, Moelis relied on the assessments of the management of Oracle as to (i) the existing technology, products and services of NetSuite and the validity of, and risks associated with, the future technology, products and services of NetSuite; and (ii) Oracle’s ability to integrate the businesses of NetSuite and Oracle. Moelis has assumed, with the consent of the Special Committee, that there will be no developments with respect to any of the foregoing that would affect Moelis’s analyses or opinion.

Moelis’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion. Moelis’s opinion did not address the fairness of the Offer and the Merger or any implications thereof to the holders of any class of securities, creditors or other constituencies of Oracle or NetSuite. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer or the Merger or of Oracle, or any class of such persons, relative to the consideration of $109.00 per Share in cash or otherwise. At the direction of the Special Committee, Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement or any Tender and Support Agreement or any aspect or implication of the Offer or the Merger, except for the consideration of $109.00 per Share in cash to the extent expressly specified in Moelis’s opinion. Moelis is not a tax, legal, regulatory or accounting expert, and assumed and relied upon, without independent verification, the assessments of Oracle and its other advisors with respect to all tax, legal, regulatory and accounting matters. In rendering its opinion, Moelis assumed, with the consent of the Special Committee, that the Offer and the Merger would be consummated in accordance with their terms and that the parties to the Merger Agreement and Tender and Support Agreements would comply with all the material terms of the Merger Agreement and Tender and Support Agreements, as applicable. Moelis also has assumed, with the consent of the Special Committee, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on NetSuite or Oracle or on the expected benefits to Oracle of the Offer and the Merger. Except as described in this summary, Oracle and the Special Committee imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion.

The following is a summary of the material financial analyses reviewed by Moelis with the Special Committee at its meeting held on July 25, 2016, and reaffirmed to the Special Committee at its meeting held on July 27, 2016, and is qualified in its entirety by reference to Moelis’s written opinion, dated July 28, 2016, and the complete written presentation reviewed with the Special Committee, which we refer to as the fairness presentation. A copy of the fairness presentation has been filed as an exhibit to this Schedule TO, will be made available for inspection and copying at the principal executive offices of Oracle during its regular business hours by any interested holder of Shares, and may be obtained by requesting it in writing from Oracle at the address set forth in Section 8 entitled “Certain Information Concerning Oracle, Parent and Purchaser.” Moelis provided these materials for the use and benefit of the Special Committee (in its capacity as such) in its evaluation of the Offer and the Merger.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’s analyses.

Financial Analyses of NetSuite

Selected Publicly Traded Companies Analysis.

Moelis reviewed and compared financial and stock market information of the selected publicly traded “software as a service” (“SaaS”) companies listed below. Although not directly comparable to NetSuite, these companies share certain business characteristics similar to NetSuite and were selected by Moelis based on Moelis’s professional judgment. Moelis reviewed, among other things, enterprise values of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on July 22, 2016, plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, short-term and long-term debt, less cash and cash equivalents, plus book value of non-controlling interests) as a multiple, to the extent information was publicly available, of estimated revenue for calendar years 2016 (“CY 2016”) and 2017 (“CY 2017”). Financial data for the selected companies was based on certain publicly available consensus research analysts’ estimates, public filings and other publicly available information.

The estimated revenue multiples for the selected companies are summarized in the table below:

Company	EV / CY 2016 Revenue	EV / CY 2017 Revenue
salesforce.com, inc.	7.1x	5.8x
Workday, Inc.	10.4x	8.0x
ServiceNow, Inc.	9.5x	7.3x
Palo Alto Networks, Inc.	7.8x	5.9x
Splunk, Inc.	8.8x	6.9x
The Ultimate Software Group, Inc.	8.3x	6.8x
Cornerstone OnDemand, Inc.	5.9x	4.8x

The mean and median estimated revenue multiples for the selected companies were each 8.3x in the case of CY 2016, and 6.5x and 6.8x, respectively, in the case of CY 2017.

Moelis then applied ranges of selected multiples derived from the selected companies of 7.0x to 9.0x to the estimated revenue of NetSuite for CY 2016 and 6.0x to 7.5x to the estimated revenue of NetSuite for CY 2017. Revenue for NetSuite was based on data provided by NetSuite’s management, which represented management’s best estimate of NetSuite’s future performance. This analysis indicated the following implied per share reference ranges for NetSuite, as compared to the $109.00 per Share in cash consideration:

Implied Per Share Reference Ranges Based On:
CY 2016 Revenue	CY 2017 Revenue	Consideration
$79 - $101	$86 - $107	$109

Selected Precedent Transactions Analysis. Moelis reviewed certain financial information of selected transactions announced between October 2011 and June 2016. Although these selected transactions were used for comparison purposes, none of the selected transactions or the companies involved in them was either identical or directly comparable to the Offer or the Merger or NetSuite. Moelis reviewed, among other things, announced transaction enterprise values of the selected transactions as a multiple, to the extent information was publicly available, of revenue in the four fiscal quarters prior to the applicable transaction (“LTM Revenue”), and of estimated revenue for the four fiscal quarters following the applicable transaction (“NTM Revenue”). Financial data for the relevant transaction was based on publicly available information at the time of announcement of the relevant transaction.

The list of selected transactions and related LTM Revenue and NTM Revenue multiples are set forth below:

Date Announced	Target	Acquirer	Implied TEV(1)	EV/LTM Revenue	EV/NTM Revenue	LTM to NTM Revenue Growth
June 1, 2016	Demandware, Inc.	salesforce.com, inc.	$2,788	11.0x	8.7x	26.0%
October 21, 2015	SolarWinds, Inc.	Silver Lake; Thoma Bravo, LLC	$4,446	9.2x	8.0x	14.0%
December 22, 2014	DataLogix Holdings, Inc. (2)	Oracle Corporation	$1,189	11.6x	8.3x	39.4%
September 18, 2014	Concur Technologies, Inc.	SAP America, Inc.	$8,592	12.9x	10.6x	21.2%
June 13, 2014	OpenTable, Inc.	The Priceline Group, Inc.	$2,570	13.0x	10.9x	19.0%
December 20, 2013	Responsys, Inc.	Oracle Corporation	$1,457	7.5x	6.4x	17.5%
June 4, 2013	ExactTarget, Inc.	salesforce.com, inc.	$2,539	8.0x	6.5x	23.9%
December 20, 2012	Eloqua, Inc.	Oracle Corporation	$872	9.7x	8.1x	19.4%
August 27, 2012	Kenexa Corp.	IBM	$1,298	4.1x	3.3x	25.0%
May 22, 2012	Ariba Inc.	SAP America, Inc.	$4,411	8.8x	7.8x	13.3%
February 9, 2012	Taleo Corp.	Oracle Corporation	$1,942	6.3x	5.3x	18.3%
December 3, 2011	SuccessFactors, Inc.	SAP America, Inc.	$3,571	12.2x	8.9x	37.9%
October 24, 2011	Rightnow Technologies, Inc.	Oracle Corporation	$1,606	7.4x	6.5x	14.1%

(1)	Dollars in millions.
(2)	DataLogix Holdings, Inc. financial information provided by management of Oracle, as DataLogix Holdings, Inc. was private at the time of the transaction.

The mean and median LTM Revenue multiples for the selected transactions were 9.3x and 9.2x, respectively, and the mean and median NTM Revenue multiples for the selected transactions were 7.6x and 8.0x, respectively.

Moelis then applied a range of selected multiples derived from the selected transactions of 9.0x to 13.0x to NetSuite’s revenue for the 12-month period ended June 30, 2016 and of 8.0x to 11.0x to NetSuite’s projected revenue for the 12-month period ended June 30, 2017, as provided by NetSuite’s management. In selecting its precedent transaction multiples for its financial analysis, Moelis considered (i) that recent transactions have typically occurred at higher implied transaction revenue multiples than in the earlier years of the sample and (ii) that NetSuite operates on a larger scale than the targets in the selected transactions and at greater LTM to NTM Revenue growth (28.1%, based on NetSuite management’s preliminary results and forecasts as of June 30, 2016 and June 30, 2017, respectively) than the mean and median LTM to NTM Revenue growths for the targets in the selected transactions (which were 22.3% and 19.4%, respectively). This analysis indicated the following implied per share reference range for NetSuite, as compared to the $109.00 per Share in cash consideration:

Implied Per Share Reference Ranges Based on:
Implied EV / LTM Revenue	Implied EV / NTM Revenue	Consideration
$89 - $127	$101 - $138	$109

Discounted Cash Flow Analysis.

Moelis performed a discounted cash flow (“DCF”) analysis of NetSuite using financial forecasts and other information and data provided by Oracle’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by NetSuite. The DCF analysis performed was not a standalone DCF of NetSuite, but instead illustrates the DCF value of the incremental impact of the acquisition of NetSuite to Oracle’s revenue and cash flows and includes the impact of synergies and other benefits that would be available only to Oracle pro forma for the Offer and the Merger. Moelis performed this DCF analysis using estimated future unlevered cash flows under three cases: and Upside Case, Base Case and Conservative Case, in each case as described below in the section titled “Certain Prospective Financial Information about NetSuite.” In performing the DCF analysis, Moelis utilized a range of discount rates of 9.0% to 12.0% derived from NetSuite’s weighted average cost of capital.

The resulting range of discount rates was used to calculate estimated present values as of November 30, 2016 of (a) the incremental impact of the acquisition of NetSuite to Oracle’s revenue and cash flows (including the impact of synergies and other benefits that are available only to Oracle pro forma for the acquisition of NetSuite) for the fiscal quarter ended February 28, 2017 through the fiscal year ended May 30, 2021, and (b) an estimated terminal value derived by applying a multiple range to the terminal projection of the incremental impact of the acquisition of NetSuite to Oracle’s revenue and cash flows (including the impact of synergies and other benefits that are available only to Oracle pro forma for the acquisition of NetSuite) of 8.0x to 9.0x, with respect to the Upside Case, 7.5x to 8.5x, with respect to the Base Case, and 7.0x to 8.0x, with respect to the Conservative Case.

This analysis indicated the following implied per share reference range for the incremental impact of the acquisition of NetSuite to Oracle’s revenue and cash flows (including the impact of synergies and other benefits that are available only to Oracle pro forma for the acquisition of NetSuite), as compared to the $109.00 per Share in cash consideration:

Implied Per Share Reference Range Based on:
Upside Case	Base Case	Conservative Case	Consideration
$168 - $211	$141 - $178	$117 - $148	$109

The implied per share reference ranges above (a) do not include any incremental value associated with NetSuite’s $889 million of federal and state net operating losses, per Oracle management, and (b) reflect an implied terminal unlevered free cash flow growth rate of 6.3% to 9.5% with respect to the Upside Case, 6.1% to 9.4% with respect to the Base Case, and 6.1% to 9.4% with respect to the Conservative Case.

Other Information

Moelis also noted for the Special Committee certain additional factors that were not considered part of Moelis’s financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

•	the historical closing trading prices for the Shares during the one-year and three-year period ended July 22, 2016, which reflected low and high stock prices during such periods ranging from $52 to $120 per Share; and

•	stock price targets for the Common Stock in Wall Street research analysts’ reports reviewed by Moelis, which indicated low and high stock price targets ranging from $60.00 to $130.00 per share.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’s opinion or the analyses underlying, and factors considered in connection with, Moelis’s opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’s opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to NetSuite or the Offer or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Oracle, Parent, Purchaser, NetSuite or Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Transactions Committee and the Special Committee, respectively, and was approved by the Special Committee. Moelis did not recommend any specific consideration to Oracle or the Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Offer and the Merger.

Moelis acted as financial advisor to the Special Committee in connection with the Offer and the Merger pursuant to the engagement letter between Moelis and the Special Committee, dated May 10, 2016 (the “Engagement Letter”), and for its services will receive:(a) an evaluation phase fee of $1.0 million, which became payable upon execution of the Engagement Letter, to be credited against the transaction fee; (b) a transaction fee of $17.0 million if the Merger is consummated (the “Transaction Fee”); (c) an opinion fee of $2.0 million, which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein and regardless of whether the merger is consummated, to be credited against the transaction fee; and (d) if the merger is not consummated, but Oracle receives compensation (not including reimbursement of expenses) pursuant to the termination provisions of the merger agreement, a termination fee equal to the lesser of $17.0 million and 10% of the total of such compensation. Oracle has also agreed in the engagement letter to reimburse Moelis for reasonable expenses Moelis has incurred in performing services arising out of its engagement, including the reasonable costs of Moelis’s legal counsel, provided that such costs and expenses do not exceed $75,000 without the prior written consent of the Special Committee, and to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’s affiliates, employees, officers and partners may at any time own securities (long or short) of NetSuite, Oracle and their respective affiliates. Moelis may provide investment banking and other services to Oracle (or its affiliates) in the future and may receive compensation for such services. In the past two years prior to the date of the opinion, Moelis has not provided any investment banking or other services for NetSuite or Oracle.

The Special Committee selected Moelis as its financial advisor in connection with the Offer and the Merger based on, among other things, Moelis’s experience with similar transactions, its industry expertise and an assessment of its independence, including the fact that Moelis had not provided investment banking services to Oracle or NetSuite in the preceding five years and otherwise had no material relationships (personal or financial) with Oracle or NetSuite or their respective executive officers or directors. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes. Moelis has provided its written consent to the reproduction of its opinion in this Offer to Purchase.

Other Presentations by Moelis

In addition to the fairness presentation described above, Moelis had discussions with the Special Committee at meetings held July 8, 2016, June 30, 2016, June 14, 2016, June 8, 2016, May 27, 2016, May 20, 2016 and April 19, 2016 at which written presentations were given. Copies of such presentations have been filed as exhibits to the Schedule TO, will be made available for inspection and copying at the principal executive offices of Oracle during its regular business hours by any interested holder of Shares, and may be obtained by requesting it in writing from Oracle at the address described in the Section 8 entitled “Certain Information Concerning Oracle, Parent and Purchaser.” Moelis provided these materials for the use and benefit of the Special Committee (in its capacity as such) in connection with the Offer and the Merger.

These presentations do not constitute, or form the basis of, an opinion of Moelis with respect to the Offer or the Merger or any other matter. These presentations were given to the Special Committee to assist in the negotiations with NetSuite and contained, among other things, the strategic rationale of a transaction between Oracle and NetSuite, an outline of the terms of Oracle’s bid as of such date, the status of negotiations with NetSuite, and, in the case of the May 27, 2016 presentation, Moelis’s preliminary financial analysis (including a selected publicly traded companies analysis, selected precedent transactions analysis and discounted cash flow analysis), in each case subject to further updates reflected in the fairness presentation.

Certain Prospective Financial Information About NetSuite

In connection with the Special Committee’s evaluation of the Offer and the Merger, Oracle management prepared an incremental model demonstrating the illustrative incremental impact of the acquisition of NetSuite to Oracle’s revenue and cash flows and including the impact of synergies and other benefits that are available only to Oracle pro forma for the acquisition of NetSuite (the “Oracle Incremental Model”). The Oracle Incremental Model reflects calendarization to a May 31 fiscal year end to align with Oracle’s fiscal year. The Oracle Incremental Model includes three scenarios, a conservative case, a base case, and an upside case, representing different levels of projected subscription and support revenue, professional services revenue, and research and development expense. The conservative case reflects conservative assumptions regarding cost synergies and standalone revenue performance, the base case reflects anticipated revenue synergies and cost synergies, and the upside case reflects anticipated cost synergies and a higher level of revenue synergies. The base case reflects slightly higher direct subscription and support revenue than contemplated by NetSuite’s standalone projections, given Oracle’s increased scale and global coverage, slightly lower indirect new subscription and support revenue, as Oracle may be less reliant NetSuite’s indirect channel, and lower professional services revenue given Oracle’s de-emphasis of professional services and focus on recurring revenue growth. Consistent with Oracle’s practice in other acquisitions, it did not prepare projections for NetSuite on a standalone basis. The Oracle Incremental Model was not prepared with a view toward public disclosure and, accordingly, does not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Oracle and NetSuite’s respective independent registered public accounting firms have not compiled, examined, audited or performed any procedures with respect to the Oracle Incremental Model, and have not expressed any opinion or any other form of assurance on this information or its achievability.

The table below presents a summary of the Oracle Incremental Model, including historical information for NetSuite for the 12-month period ended June 30, 2016 on a stand alone basis (the “LTM Financial Information”), and prospective information for NetSuite for the six months ended May 31, 2017 and fiscal year 2018 through fiscal year 2021 on a pro forma basis demonstrating the illustrative incremental impact of the acquisition of NetSuite to Oracle’s revenue and cash flows and including the impact of synergies and other benefits that are available only to Oracle pro forma for the acquisition of NetSuite. The Oracle Incremental Model, including the LTM Financial Information, were provided to the Special Committee in connection with its evaluation of the Offer and the Merger, and were approved by the Special Committee for Moelis’s use and reliance in connection with its financial analyses and opinion to the Special Committee, as described under the caption “– Opinion of Moelis & Company LLC.” This summary of the Oracle Incremental Model is included solely to give NetSuite stockholders access to certain financial projections that were made available to the Special Committee and Moelis, and is not included in this Schedule TO/A to influence a NetSuite stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Oracle Incremental Model, while presented with numerical specificity, was based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Oracle or NetSuite’s control. The Oracle Incremental Model also reflects assumptions as to certain business decisions that are subject to change. The Oracle Incremental Model was prepared in the process of the Special Committee’s consideration of the Offer and the Merger and have not been updated. Given that the Oracle Incremental Model covers multiple years, by its nature, it becomes subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Oracle Incremental Model include, but are not limited to: (a) the timing of client renewals, upgrades and expansions and introduction of new products; (b) market acceptance of new products; (c) impact of competitive products and pricing; (d) the effect of regulatory actions; (e) the effect of global economic conditions; (f) fluctuations in foreign currency exchange rates; (g) the cost and effect of changes in tax and other legislation; and (h) other risk factors described in NetSuite’s annual report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, and in Oracle’s annual report on Form 10-K for the fiscal year ended May 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Oracle Incremental Model may be affected by Oracle’s or NetSuite’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Oracle Incremental Model also reflects assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on: (a) actual results; (b) revised prospects for Oracle’s or NetSuite’s business; (c) changes in general business or economic conditions; or (d) any other transaction or event that has occurred or that may occur and that was not anticipated when the NetSuite Projections were prepared. In addition, the Oracle Incremental Model does not take into account any circumstances, transactions or events occurring after the dates on which the Net Suite Projections or the Oracle Incremental Model were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Oracle Incremental Model. There can be no assurance that the financial results in the Oracle Incremental Model will be realized, or that future actual financial results will not materially vary from those in the Oracle Incremental Model.

The inclusion of the Oracle Incremental Model should not be regarded as an indication that Oracle, NetSuite or any of their respective affiliates, officers, directors, advisors or other representatives consider the Oracle Incremental Model to be predictive of actual future events, and the Oracle Incremental Model should not be relied upon as such. None of Oracle, NetSuite or any of their respective affiliates, officers, directors, advisors or other representatives gives any Oracle or NetSuite stockholder or any other person any assurance that actual results will not differ materially from the Oracle Incremental Model. Except as otherwise required by law, Oracle, NetSuite and their respective affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Oracle Incremental Model to reflect circumstances existing after the dates on which the NetSuite Projections or the Oracle Incremental Model were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the NetSuite Projections or the Oracle Incremental Model are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Oracle Incremental Model, NetSuite stockholders and others are cautioned not to place undue, if any, reliance on the Oracle Incremental Model.

	(in millions)(1)
	LTM 6/30/2016 ($)(2)	H2’17E (3)	FY2018E ($)	FY2019E ($)	FY2020E ($)	FY2021E ($)
Conservative Case
Revenue	846.4	524.0	1,284.2	1,557.5	1,864.2	2,208.0
Non-GAAP Gross Profit(4)	585.8	368.5	921.4	1,144.8	1,401.2	1,697.0
Non-GAAP Operating Expenses(5)	558.2	252.7	569.5	600.6	651.0	711.2
Non-GAAP EBIT(6)	27.6	115.8	351.9	544.2	750.2	985.8

Base Case
Revenue	846.4	524.5	1,341.5	1,686.6	2,080.9	2,526.7
Non-GAAP Gross Profit(4)	585.8	370.5	968.6	1,246.0	1,572.7	1,950.1
Non-GAAP Operating Expenses(5)	558.2	258.3	594.5	643.4	711.9	784.9
Non-GAAP EBIT(6)	27.6	112.2	374.1	602.6	860.9	1,165.2

Upside Case
Revenue	846.4	524.0	1,383.7	1,805.1	2,299.5	2,852.8
Non-GAAP Gross Profit(4)	585.8	371.7	1,003.0	1,337.8	1,745.2	2,207.1
Non-GAAP Operating Expenses(5)	558.2	262.0	614.3	683.0	778.3	880.4
Non-GAAP EBIT(6)	27.6	109.7	388.7	654.8	967.0	1,326.7

(1)	The projected financial data provided in this table has not been updated to reflect Oracle or NetSuite’s current views of Oracle or NetSuite’s future financial performance, and should not be treated as guidance with respect to projected results for 2016 or any other period.
(2)	Last 12-month financial information represents data as provided by Oracle management, which may differ from NetSuite’s presentation of historical results.
(3)	Represents the Oracle Incremental Model during the second half of Oracle’s fiscal year ended May 31, 2017, including certain anticipated synergies.
(4)	Non-GAAP Gross Profit, as used in the Oracle Incremental Model, excludes expenses related to stock-based compensation and amortization of intangible assets.
(5)	Non-GAAP Operating Expenses, as used in the Oracle Incremental Model, excludes expenses related to stock-based compensation, amortization of intangible assets, transaction costs and employee termination costs related to business combinations, non-cash interest on convertible debt and income tax benefit associated with business combinations, and reflects adjustments by Oracle management for capitalization of certain development costs incurred in connection with its internal use software and website.
(6)	Non-GAAP EBIT, as used in the Oracle Incremental Model, excludes expenses related to stock-based compensation, amortization of intangible assets, transaction and employee termination costs related to business combinations, non-cash interest on convertible debt and income tax benefit associated with business combinations and includes dilutive shares where applicable.

The foregoing discussion of the information and factors considered and given weight by Oracle, Parent and Purchaser is not intended to be exhaustive, but is believed to include the material factors considered by Oracle, Parent and Purchaser. Oracle, Parent and Purchaser’s views as to the fairness of the Offer and the Merger to NetSuite stockholders should not be construed as a recommendation to any stockholder regarding whether to tender Shares into the Offer.

5.	Certain Effects of the Offer

The information set forth in The Tender Offer – Section 13 – “Certain Effects of the Offer” is incorporated herein by reference.

6.	The Merger Agreement; Other Agreements

The information set forth in The Tender Offer – Section 11 – “The Merger Agreement; Other Agreements” is incorporated herein by reference.

7.	Appraisal Rights

The information set forth in The Tender Offer – Section 17 – “Appraisal Rights” and in the Schedule 14D-9 under the heading “Item 8. Additional Information – Appraisal Rights” is incorporated herein by reference.

8.	Transactions and Arrangements Concerning the Shares

The information set forth in The Tender Offer – Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser” is incorporated herein by reference.

9.	Certain Relationships between Oracle, Parent and Purchaser and NetSuite

There are no relationships between Oracle, Parent and Purchaser or any of their respective affiliates, on the one hand, and NetSuite, on the other hand, that would require disclosure under the rules and regulations of the SEC applicable to this Offer to Purchase other than in respect of the Merger Agreement and those arrangements described in The Tender Offer – Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser,” The Tender Offer – Section 10 “Background of the Offer; Past Contracts or Negotiations with NetSuite” and The Tender Offer – Section 11 – “The Merger Agreement; Other Agreements.”

10.	Interests of Directors and Executive Officers in the Offer and the Merger

In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of NetSuite should be aware that certain directors and executive officers of NetSuite have interests in the Offer and the Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information,” which description and information is incorporated herein by reference.”

Amending and supplementing the second to last paragraph in The Tender Offer – Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser” on page 13 of the Offer to Purchase to add at the end of such paragraph the following:

“None of Oracle, Parent or Purchaser has made any arrangements in connection with the Offer to provide unaffiliated NetSuite stockholders access to their corporate files or to obtain counsel or appraisal services at their expense.

In light of Lawrence J. Ellison’s indirect beneficial ownership of approximately 39.5% of the outstanding shares of common stock of NetSuite, Mr. Ellison and Oracle may be construed to be “affiliates” of NetSuite within the meaning of Rule 13e-3; however, nothing herein shall constitute an admission that either Mr. Ellison or Oracle “controls” (or is an affiliate of) NetSuite.”

Amending and supplementing the first paragraph in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” on page 47 of the Offer to Purchase to add at the end of such paragraph the following:

“On September 26, 2016, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. As a result, the Antitrust Condition has been satisfied inasmuch as the waiting period applicable to the Offer under the HSR Act has terminated.”

Amending and supplementing The Tender Offer – Section 18 – “Fees and Expenses” on page 50 of the Offer to Purchase to add as a new last paragraph the following:

“The following table is an estimate of fees and expenses we will incur in connection with the Offer and the Merger:

Filing Fees	$953,968
Depositary and Paying Agent Fees	$1,000
Information Agent	$25,000
Legal, Printing and Mailing and Other Miscellaneous Fees and Expenses	$2,550,000
Other Professional Fees and Expenses	$17,000,000

Total	$20,529,968

In addition, NetSuite will incur its own fees and expenses in connection with the Offer and the Merger.”

Amending and supplementing the Schedule TO to add the following as new Item 13 of the Schedule TO:

“Item 13.	Information Required by Schedule 13E-3.

The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1 through 12 above. The information set forth in the Offer to Purchase, as amended above, is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) Dividends. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	The Tender Offer – Section 6 – “Price Range of Shares; Dividends”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. Not applicable.

Item 4.	Terms of the Transaction.

(c) Different Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements – Agreements between NetSuite, Parent, Purchaser and Oracle – Tender and Support Agreements”

(d) Appraisal Rights. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Special Factors – Section 7 – “Appraisal Rights”

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 8. Additional Information – Appraisal Rights”

•	“Annex B – Section 262 of the Delaware General Corporation Law”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c), (e) Negotiations or Contacts; Agreements Involving the Subject Company’s Securities. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

•	Special Factors – Section 8 – “Transactions and Arrangements Concerning the Shares”

•	Schedule I

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 4. The Solicitation or Recommendation”

The information set forth in Exhibit 4.4 to NetSuite’s Amendment No. 4 to its Registration Statement on Form S-1 is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b), (c)(8) Use of Securities Acquired; Plans. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 2 - “Purpose of the Offer; Plans for NetSuite”

•	Special Factors – Section 5 – “Certain Effects of the Offer”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 2 – “Purpose of the Offer; Plans for NetSuite”

•	Special Factors – Section 5 – “Certain Effects of the Offer”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

•	Schedule I

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation – Background of the Transactions; Reasons for the Recommendation of the NetSuite Board”

(b) Alternatives. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation – Background of the Transactions; Reasons for the Recommendation of the NetSuite Board”

(c) Reasons. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 2 – “Purpose of the Offer; Plans for NetSuite”

•	Special Factors – Section 5 – “Certain Effects of the Offer”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

•	Schedule I

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation – Background of the Transactions; Reasons for the Recommendation of the NetSuite Board”

(d) Effects. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 2 – “Purpose of the Offer; Plans for NetSuite”

•	Special Factors – Section 5 – “Certain Effects of the Offer”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

•	The Tender Offer – Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”

•	Schedule I

The information set forth in the following sections of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 4. The Solicitation or Recommendation”

Item 8.	Fairness of the Transaction.

(a)-(d) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 3 – “Position of NetSuite Regarding Fairness of the Offer and the Merger”

•	Special Factors – Section 4 – “Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and Merger”

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation – Background of the Transactions; Reasons for the Recommendation of the NetSuite Board”

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) and (b) Report, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 4 – “Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and Merger”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 4. The Solicitation or Recommendation”

(c) Availability of Documents. The reports, opinion or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Oracle during its regular business hours by any interested holder of Shares or representative of any such interested holder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(c) Expenses. The information set forth in the following section of the Offer to Purchase is incorporated herein by reference:

•	The Tender Offer – Section 18 – “Fees and Expenses”

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

•	Special Factors – Section 8 – “Transactions and Arrangements Concerning Shares”

The information set forth in the following sections of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 4. The Solicitation or Recommendation”

(e) Recommendations of Others. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Special Factors – Section 1 – “Background of the Offer; Past Contacts or Negotiations with NetSuite”

•	Special Factors – Section 6 – “The Merger Agreement; Other Agreements”

•	Special Factors – Section 8 – “Transactions and Arrangements Concerning Shares”

The information set forth in the following sections of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 3. Past Contacts, Transactions, Negotiations and Agreements”

•	“Item 4. The Solicitation or Recommendation”

Item 13.	Financial Statements.

(a) Financial Information.

(1) NetSuite’s Consolidated Financial Statements on pages 40 through 77 of NetSuite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, including any notes thereto, are incorporated herein by reference.

(2) NetSuite’s unaudited interim Consolidated Financial Statements on pages 2 through 19 of NetSuite’s Quarterly Report on Form 10-Q for the period ended June 30, 2016, including any notes thereto, are incorporated herein by reference.

(3) Ratio of Earnings to Fixed Charges

	Year Ended December 31,		Six months ended June 30,	Three months ended June 30,
	2014	2015	2016	2016
Pre-tax income from continuing operations	$(97,871,539)	$(130,361,510)	$(65,302,852)	$(36,750,642)
Add:
Fixed charges	14,971,333	15,554,184	8,102,284	4,083,360
Earnings (losses)	$(82,900,205)	$(114,807,327)	$(57,200,568)	$(32,667,282)

Fixed charges:
Interest expensed and capitalized	$1,399,549	$1,135,282	$583,143	$287,355
Amortized premiums, discounts and capitalized expenses related to indebtedness	12,909,910	13,538,799	6,964,112	3,509,414
Estimate of interest within rental expense	661,874	880,103	555,029	286,591
Total fixed charges	$14,971,333	$15,554,184	$8,102,284	$4,083,360

Ratio of earnings to fixed charges(1)	-5.54	-7.38	-7.06	-8.00

(1)	Ratio of earnings to fixed charges is computed by dividing Earnings (losses) by Total fixed charges.

(4) The book value per share as of the date of the most recent balance sheet presented is $3.88.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(b) Employees and Corporate Assets. None.

Item 15.	Additional Information.

(b) Other Material Information. The information set forth in the following section of the Schedule 14D-9 is incorporated herein by reference:

•	“Item 8 – Additional Information”

Item 16.	Exhibits.

Reference is made to Item 12 Exhibits of this Schedule TO.

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Oracle Corporation on September 26, 2016, announcing final antitrust clearance approval.

(c)(1)	Opinion of Qatalyst Partners LP, dated July 27, 2016, to the Transactions Committee and the Board of Directors of NetSuite Inc. (incorporated herein by reference to Annex A to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(c)(2)

Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated February 22, 2016 (incorporated by reference to Exhibit (c)(1) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

Exhibit No.	Description

(c)(3)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 6, 2016 (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(4)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 10, 2016 (incorporated by reference to Exhibit (c)(3) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(5)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 13, 2016 (incorporated by reference to Exhibit (c)(4) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(6)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 27, 2016 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(7)	Opinion of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 28, 2016.

(c)(8)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated April 19, 2016.

(c)(9)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 20, 2016.

(c)(10)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 27, 2016.

(c)(11)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 8, 2016.

(c)(12)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 14, 2016.

(c)(13)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 30, 2016.

(c)(14)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 8, 2016.

(c)(15)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 25, 2016.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2016

Napa Acquisition Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Secretary

Oracle Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated August 18, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(B)	FAQ issued by Oracle Corporation on July 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on August 1, 2016).*

(a)(5)(C)	Press Release issued by Oracle Corporation on September 9, 2016, announcing the extension of the Offer.*

(a)(5)(D)	Complaint captioned Dennis Palkon, on Behalf of Himself and All Others Similarly Situated v. NetSuite Inc., et al., filed on August 30, 2016, in the United States District Court for the Northern District of California.*

(a)(5)(E)	Press Release issued by Oracle Corporation on September 26, 2016, announcing final antitrust clearance approval.

(b)	Not applicable.

(c)(1)	Opinion of Qatalyst Partners LP, dated July 27, 2016, to the Transactions Committee and the Board of Directors of NetSuite Inc. (incorporated herein by reference to Annex A to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).*

(c)(2)

Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated February 22, 2016 (incorporated by reference to Exhibit (c)(1) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(3)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 6, 2016 (incorporated by reference to Exhibit (c)(2) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(4)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated June 10, 2016 (incorporated by reference to Exhibit (c)(3) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(5)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 13, 2016 (incorporated by reference to Exhibit (c)(4) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(6)	Discussion materials prepared by Qatalyst Partners LP for discussion with the Board of Directors of NetSuite Inc., dated July 27, 2016 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by NetSuite Inc. on September 27, 2016).

(c)(7)	Opinion of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 28, 2016.

Exhibit No.	Description

(c)(8)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated April 19, 2016.

(c)(9)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 20, 2016.

(c)(10)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated May 27, 2016.

(c)(11)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 8, 2016.

(c)(12)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 14, 2016.

(c)(13)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated June 30, 2016.

(c)(14)	Update Material of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 8, 2016.

(c)(15)	Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of Oracle Corporation, dated July 25, 2016.

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2016, by and among NetSuite Inc., OC Acquisition LLC, Napa Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Oracle Corporation with the SEC on August 1, 2016).

(d)(2)	Form of Tender and Support Agreement among OC Acquisition LLC, Napa Acquisition Corporation and the stockholder party thereto (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(d)(3)	Tender and Support Agreement, dated as of July 28, 2016, among OC Acquisition LLC, Napa Acquisition Corporation and NetSuite Restricted Holdings LLC (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(d)(4)	Confidentiality Agreement, dated as of May 5, 2016, between Oracle Corporation and NetSuite Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(d)(5)	Exclusivity Agreement, dated as of July 15, 2016, between NetSuite Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016).

(f)	The information set forth in “Item 8 - Additional Information - Appraisal Rights” and Annex B to the Schedule 14D-9 filed by NetSuite Inc. on August 18, 2016 is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously